Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of December 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: December 08, 2005

List of materials

Documents attached hereto:


i)Press release announcing Sale and Issuance of New Shares in Sony Communication Network Corporation





                                                            Sony Corporation
                                                            6-7-35 Kitashinagawa
                                                            Shinagawa-ku
                                                            Tokyo, 141-0001
                                                            Japan

                                                            No. 05-077E
                                                            December 08, 2005


    Sale and Issuance of New Shares in Sony Communication Network Corporation



  On December 20, 2005, Sony Communication Network Corporation ("SCN"), a consolidated subsidiary of Sony Corporation ("Sony"), plans to list its common stock on the Mothers market of the Tokyo Stock Exchange. In association with this listing, it was determined today that the offer price per share for the public offering of new and existing shares of SCN common stock is to be 340,000 yen per share.

  Regarding the impact on Sony's consolidated financial results for the fiscal year ending March 31, 2006, Sony estimates that the above-mentioned public offering will contribute approximately 19.0 billion yen to consolidated income before taxes and approximately 11.2 billion yen to consolidated net income. The impact of this transaction is not incorporated within the outlook for the fiscal year ending March 31, 2006, announced by Sony on October 27, 2005.

  Details of this public offering of new and existing shares are stated below:

  (1)Number of Shares to be Sold by Sony and Sony Finance International ("SFI"):
                                                   70,000 shares
                      (Shares to be sold by Sony:  66,000 shares)
                      (Shares to be sold by SFI:    4,000 shares)

  In addition to the number of shares stated above, Sony has granted an option to purchase up to 12,000 additional shares (the "Greenshoe Option") to one of the underwriters. The Greenshoe Option will be exercisable until January 13, 2006.

  (2)Number of New Shares to be Issued by SCN:     20,000 shares

  (3)Shares of SCN Held by Sony After the Public Offering:
                                                  165,520 shares
  (This represents approximately 64.8% of the outstanding shares of SCN, including the issuance of new shares but excluding the Greenshoe Option described above.)

  (4)Method of Sale and Offering: Secondary offering (in the case of shares to be sold by Sony and SFI) and primary offering (in the case of the newly issued shares) to the public in Japan.

  Note:
  This press release is intended as general information regarding Sony and SFI's sale of a portion of their shareholdings in SCN and issuance of new shares by SCN and shall not be considered a solicitation of these securities. This press release shall not be construed as an offering of securities in any region including the United States or Canada. The securities will not be or have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.